

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Jimmy Geiskopf
Lead Director
MetaWorks Platforms, Inc.
3250 Oakland Hills Court
Fairfield, California 94534

> **Re: MetaWorks Platforms, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2023**
> **File No. 333-271470**

Dear Jimmy Geiskopf:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virgil Hlus